UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-16203

CUSIP Number 69888T 207

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Par Petroleum Corporation

Full Name of Registrant

Former Name if Applicable

800 Gessner Road, Suite 875

Address of Principal Executive Office (Street and Number)

Houston, Texas 77024

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 (the “Quarterly Report”) of Par Petroleum Corporation (the “Company”) cannot be filed within the prescribed time period. As previously reported, on September 25, 2013, the Company completed its acquisition of Hawaii Independent Energy LLC (formerly known as Tesoro Hawaii, LLC) (the “HIE Acquisition”). Due to the timing of the Company’s receipt of certain accounting information under its transition services agreement entered into in connection with the HIE Acquisition, the Company was unable to compile the information required to be included in the Form 10-Q in sufficient time to permit its timely filing without unreasonable expense and effort. The Company intends to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brice Tarzwell	(281)	899-4800
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, on September 25, 2013, the Company completed the HIE Acquisition. The Company’s results of operations for any period after September 30, 2013 will not be comparable to any prior period as the Company’s results of operations for any period after September 30, 2013 (including the quarter ended March 31, 2014) will reflect the results of operations of Hawaii Independent Energy LLC. As stated above, due to the timing of the Company’s receipt of certain accounting information under its transition services agreement entered into in connection with the HIE Acquisition and the Company’s resulting inability to compile the information required to be included in the Form 10-Q, the Company is unable to make a reasonable estimate of the significant change in results of operations from the quarter ended March 31, 2013 to the quarter ended March 31, 2014.

Par Petroleum Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2014	By:	/s/ Brice Tarzwell
Brice Tarzwell Senior Vice President, Chief Legal Officer and Secretary